Exhibit 35.2

Report on Assessment of Compliance with Regulation AB Item 1123

Pursuant to Item 1123 of Regulation AB, a review of the TransCentra’s activities during the year ended December 31, 2015 (the “Reporting Period”) and of its performance under the servicing agreement between TransCentra and American Express (the “Servicing Agreement”) has been made under the undersigned officer’s supervision. To the best of such officer’s knowledge, based on such review, TransCentra has fulfilled its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

/s/ Lynn Boggs
Lynn Boggs
President

February 2, 2016

www.transcentra.com

tel: 678-728-2500    fax: 678-728-2501

4855 Peachtree Industrial Boulevard, Suite 245, Norcross, Georgia 30092